UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment Regarding Decision on Spin-off

The information regarding the decision by the Board of Directors of SK Telecom Co., Ltd. (the “Company”) to approve a proposed spin-off plan set forth in the Form 6-K furnished by the Company on June 10, 2021, as amended by the amendments on Form 6-K/A furnished by the Company on June 11, 2021, June 28, 2021 and July 16, 2021 (the “Original Form 6-K”), is hereby amended further as follows, where in each case underlines were added for emphasis on the changes made.

Article 1, Paragraph (1) of the Original Form 6-K, which stated:

“(1)

Pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea, SK Telecom Co., Ltd. (the “Company” and, following the completion of the Spin-off, the “Surviving Company”) intends to establish the Spin-off Company through a simple horizontal spin-off of the Spin-off Businesses, and the Surviving Company will remain a listed company.

	Company Name	Business
Surviving Company	SK Telecom Co., Ltd.	Wireless and fixed-line telecommunications and other businesses
Spin-off Company	SKT Investment Co., Ltd. (tentative)	Spin-off Businesses

Notes:

(1)	The name of the Spin-off Company may be changed at the extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan.
(2)	The businesses of the Surviving Company and the Spin-off Company will be determined by the articles of incorporation of the respective companies.”

is amended and restated as follows:

“(1)

Pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea, SK Telecom Co., Ltd. (the “Company” and, following the completion of the Spin-off, the “Surviving Company”) intends to establish the Spin-off Company through a simple horizontal spin-off of the Spin-off Businesses, and the Surviving Company will remain a listed company.

	Company Name	Business
Surviving Company	SK Telecom Co., Ltd.	Wireless and fixed-line telecommunications and other businesses
Spin-off Company	SK Square Co., Ltd.	Spin-off Businesses

Notes:

(1)	The name of the Spin-off Company may be changed at the extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan.
(2)	The businesses of the Surviving Company and the Spin-off Company will be determined by the articles of incorporation of the respective companies.”

Article 7 of the Original Form 6-K, which stated:

“7.	Spin-off Company

Company Name	SKT Investment Co., Ltd. (tentative)
Financial Information after Spin-off (Won)	Total Assets	6,926,941,644,404	Total Liabilities	97,057,897,272
	Total Equity	6,829,883,747,132	Capital Stock	14,146,757,100
	As of March 31, 2021
Revenue in 2020 (Won)*	173,166,973,039
Principal Businesses	Investment business, etc.
Listing after Spin-off	Yes

*

As the Spin-off Company will recognize the dividend income that was accounted for as non-operating income by the Company prior to the Spin-off as revenue in its separate financial statements, the sum of the revenues of the Surviving Company and the Spin-off Company in 2020 set forth in Articles 6 and 7 above does not equal the revenue of the Company in 2020.”

is amended and restated as follows:

“7.	Spin-off Company

Company Name	SK Square Co., Ltd.
Financial Information after Spin-off (Won)	Total Assets	6,926,941,644,404	Total Liabilities	97,057,897,272
	Total Equity	6,829,883,747,132	Capital Stock	14,146,757,100
	As of March 31, 2021
Revenue in 2020 (Won)*	173,166,973,039
Principal Businesses	Investment business, etc.
Listing after Spin-off	Yes

*

As the Spin-off Company will recognize the dividend income that was accounted for as non-operating income by the Company prior to the Spin-off as revenue in its separate financial statements, the sum of the revenues of the Surviving Company and the Spin-off Company in 2020 set forth in Articles 6 and 7 above does not equal the revenue of the Company in 2020.”

Article 8 of the Original Form 6-K, which stated:

“8.	Matters Relating to Capital Reduction

Capital Reduction Ratio (%)	39.26375
Expected Trading Suspension Period*	October 26, 2021 – November 26, 2021
Conditions of Allotment of New Shares	Shareholders of the Company (including the Depositary (as defined below)) will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold as of the Spin-off Allocation Record Date. Shares of the Spin-off Company shall also be allocated with respect to the Company’s treasury shares on the basis above.
- Pro Rata Allotment	Shareholders of the Company (including the Depositary) will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold. Shareholders of the Company who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of the Spin-off Company on the first day of its relisting, and such fractional shares will become treasury shares of the Spin-off Company.
Spin-off Allocation Record Date	October 29, 2021
Expected Listing Date of New Shares	November 29, 2021

*

As the Spin-off and a stock split of the Company’s common shares are being pursued concurrently, the trading suspension period is expected to commence on October 26, 2021, which is the day before the record date for the allotment of new shares pursuant to the stock split (October 27, 2021).”

is amended and restated as follows:

“8.	Matters Relating to Capital Reduction

Capital Reduction Ratio (%)	39.26375
Expected Trading Suspension Period*	October 26, 2021 – November 26, 2021
Conditions of Allotment of New Shares	Shareholders of the Company (including the Depositary (as defined below)) will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold as of the Spin-off Allocation Record Date. Shares of the Spin-off Company shall also be allocated with respect to the Company’s treasury shares on the basis above.
- Pro Rata Allotment	Shareholders of the Company (including the Depositary) will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold. Shareholders of the Company who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of the Spin-off Company on the first day of its relisting, and such fractional shares will become treasury shares of the Spin-off Company.
Spin-off Allocation Record Date	October 29, 2021
Expected Listing Date of New Shares	November 29, 2021

*

As the Spin-off and a stock split of the Company’s common shares are being pursued concurrently, the trading suspension period is expected to commence on October 26, 2021, which is two business days prior to the effective date of the stock split.”

Exhibit 99.1 to the Original Form 6-K is amended and restated by replacing all references therein (including all attachments thereto) to:

•	“SKT Investment Co., Ltd.” and “SKT Investment Co., Ltd. (tentative)” with “SK Square Co., Ltd.”;

•	“SKT Shinseol Tuja Chusik Hoesa” and “SKT Shinseol Tuja Chusik Hoesa (tentative)” with “SK Square Chusik Hoesa”; and

•	“http://www.sktinvestment.com” with “http://www.sksquare.com”.

Article 3, Paragraph (2) of Attachment 3 of Exhibit 99.1 to the Original Form 6-K, which stated:

“(2) In order to achieve the above objectives, the Company carries out the following businesses:

1.

Holding business to control and manage the overall business of subsidiaries, etc. (including any second-tier subsidiaries and any companies controlled by such second-tier subsidiaries) by acquiring and holding shares or equity in subsidiaries;

2.	Investment and funding, internal control, risk management, education, training service and operation of domestic and foreign subsidiaries and invested companies;

3.	Administrative support business for joint development and sale of products or services and joint use of facilities and IT systems with subsidiaries, etc.;

4.	Management and licensing of intellectual property rights including brands and trademarks;

5.	Sale of intangible assets including knowledge and information and provision of relevant services;

6.	Consulting business including market studies and management consulting;

7.	Provision of support for business start-ups, including investments related to business start-ups and new technologies and provision and brokerage of information and services;

8.	Real estate (development, management, lease, etc.) and property rental business;

9.	Research and technology development relevant to the foregoing objectives; and

10.	Any other investments and businesses incidental to or entailed by the attainment of the foregoing objectives or directly or indirectly beneficial to the Company.”

is amended and restated as follows:

“(2) In order to achieve the above objectives, the Company carries out the following businesses:

1.

Holding business to control and manage the overall business of subsidiaries, etc. (including any second-tier subsidiaries and any companies controlled by such second-tier subsidiaries) by acquiring and holding shares or equity in subsidiaries;

2.	Investment and funding, internal control, risk management and operation of domestic and foreign subsidiaries and invested companies;

3.	Administrative support business for joint development and sale of products or services and joint use of facilities and IT systems with subsidiaries, etc.;

4.	Management and licensing of intellectual property rights including brands and trademarks;

5.	Consulting business including market studies and management consulting;

6.	Provision of support for business start-ups, including investments related to business start-ups and new technologies and provision and brokerage of information and services;

7.	Real estate (development, management, lease, etc.) and property rental business;

8.	Research and technology development relevant to the foregoing objectives; and

9.	Any other investments and businesses incidental to or entailed by the attainment of the foregoing objectives or directly or indirectly beneficial to the Company.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh
(Signature)

Name:	Joongsuk Oh
Title:	Senior Vice President

Date: August 17, 2021